UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For March 2023

Commission File No. 001-36848

Check-Cap Ltd.

Check-Cap Building
Abba Hushi Avenue
P.O. Box 1271
Isfiya, 3009000, Israel
(ADDRESS OF PRINCIPAL EXECUTIVE OFFICES.)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

Other Information

On March 31, 2023, Check-Cap Ltd. issued a press release entitled “Check-Cap Reports Fourth Quarter and Full Year 2022 Financial Results”. A copy of the press release is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Exhibit No.	Description

99.1	Press Release, dated March 31, 2023.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Check-Cap Ltd.

	By:	/s/ Alex Ovadia
	Name:	Alex Ovadia
Date: March 31, 2023	Title:	Chief Executive Officer